[Salix Letterhead]

November 4, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joel Parker, Accounting Branch Chief, and Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Salix Pharmaceuticals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 8, 2014
File No. 000-23265

Dear Messrs. Parker and Rosenberg:

Salix Pharmaceuticals, Ltd. (the “Company,” “we” or “us”) hereby submits its responses to comments we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 24, 2014 with respect to the filings referenced above. Each of the Company’s responses is preceded by a reproduction of the Staff’s related comment in the October 24, 2014 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates

Revenue Recognition, page 58

1.	Please provide us proposed revised disclosure to be included in future periodic reports that discusses and quantifies each factor contributing to the increase in revenue-reducing items (i.e. rebates, chargebacks and discounts) as a percentage of gross product revenue during the fiscal 2013 as compared to fiscal 2012.

Company Response:

In response to the Staff’s comment, the Company intends to include disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, under the section headlined Management’s Discussion and Analysis of Financial Condition and Results of Operations – Application of Critical Accounting Estimates – Revenue Recognition as set forth below (with enhancements to our previous disclosure italicized to facilitate the Staff’s review).

“For the years ended December 31, 2014, 2013 and 2012, our absolute exposure for rebates, chargebacks, promotional programs and product returns grew primarily as a result of increased sales of our existing products, the approval of new products and the acquisition of products. Accordingly, reductions to revenue and corresponding increases to allowance accounts have likewise increased. The estimated exposure to these revenue-reducing items as a percentage of gross product revenue in the years ended December 31, 2014, 2013 and 2012 was [_]%, 20.7% and 15.7% for rebates, chargebacks and promotional programs and was [_]%, 3.3% and 2.3% for product returns, respectively. The [increase / decrease] in estimated exposure to rebates, chargebacks and promotional programs as a percentage of gross product revenue in 2014 as compared to 2013 was primarily due to [factors to be inserted upon filing of Form 10-K for the year ended December 31, 2014]. The increase in estimated exposure to rebates, chargebacks and promotional programs as a percentage of gross product revenue in 2013 as compared to 2012 was primarily due to the following increases, which were slightly offset by small decreases in other programs:

•	1.5% due to increased promotional programs, such as co-pay cards allowing end-users to receive discounts on their co-pays relating to our products;

•	2.6% due to increased liabilities under Medicare Part D, primarily as a result of a larger Medicare Part D population due to the increase in Employer Group Waiver Plans; and

•	1.4% due to increased chargebacks as a result of increased volume in our sales to the federal government.”

Form 10-Q for the Period Ended June 30, 2014

Notes to Consolidated Financial Statements

2. Business Combinations

IPR&D and Intangible Assets, page 6

2.	Please provide us an analysis demonstrating that the useful lives for the currently marketed products acquired in conjunction with the Santarus acquisition are reasonable and how the useful lives correlate with patent expiration dates.

Company Response:

The currently marketed products acquired in conjunction with the Company’s acquisition of Santarus, Inc. (“Santarus”) are Glumetza, Cycloset, Fenoglide, Uceris and Zegerid. Set forth below is a table stating (1) the useful life for each of these products, (2) how such useful life correlates with the applicable product’s patent expiration date and (3) why the Company believes that such useful life is reasonable. These useful lives are consistent with the projected cash flow periods used to value the intangibles.

Product	Useful Life	Comments
Glumetza	2.2 years	The latest currently issued patent for Glumetza 500 mg expires in 2021. The latest currently issued patent for Glumetza 1 g expires in 2025. However, Santarus contractually agreed to allow a generic competitor for Glumetza to enter the market in February 2016. The Company believes that a 2.2 year amortization period for Glumetza is reasonable based on expected generic erosion beginning at that time based on our experience with other products.

Cycloset	5 years	The latest currently issued patent for Cycloset expires in 2032. However, Cycloset is a diabetes drug and is detailed in combination with the Company’s other, larger (in terms of revenue generation) diabetes drug, Glumetza. As discussed above, the Company expects a generic entrant for Glumetza in February 2016. At that time, the Company expects that it will dramatically reduce its marketing and sales efforts on its diabetes drugs, resulting in the forecast for Cycloset beginning to decrease in 2017/2018. The decline is not as sudden as with the entry of a direct generic competitor for Cycloset because the brand equity for Cycloset will survive for some period of time, even without promotion. Accordingly, the Company believes that an amortization period of 5 years for Cycloset is reasonable.

Fenoglide	1.8 years	The latest currently issued patent for Fenoglide expires in 2024. However, Santarus contractually agreed to allow a generic competitor for Fenoglide to enter the market in October 2015. The Company believes that a 1.8 year amortization period for Fenoglide is reasonable based on expected generic erosion beginning at that time based on our experience with other products.

Product	Useful Life	Comments
Uceris	17.8 years	The latest currently issued patent for Uceris expires in 2020. However, the Company has pending applications on file that could provide patent protection for Uceris through 2031. Based on, among other factors, the Company’s expected probability of success in securing the pending patents and expected difficulties for generic entrants, the Company believes that an amortization period for Uceris of 17.8 years is reasonable.

Zegerid	2.6 years	The latest currently issued patent for Zegerid expires in July 2016. Accordingly, the Company forecasts generic erosion for Zegerid beginning at that time based on our experience with other products. The Company expects less erosion than would be the case for other drugs because there is already an authorized generic competitor for Zegerid on the market marketed by Prasco, resulting in the Company’s expected ability to maintain some share of the generic market in addition to the branded market. Accordingly, the Company believes that a 2.6 year amortization period for Zegerid is reasonable.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (919) 447-3403.

Sincerely,

/s/ Timothy J. Creech
Timothy J. Creech Senior Vice President, Finance and Administrative Services

cc:	Christopher T. Cox, Cadwalader, Wickersham & Taft LLP

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